UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Funds
Month-End Data at 7/31/11

	Partners	Small-Cap	International
	LLPFX	LLSCX	LLINX
Net Assets (millions)	$9,085	$3,281	$2,142
NAV per share	$30.14	$29.57	$15.51
Cusip	54306910-8	54306920-7 (Closed 7/97)	54306940-5

Average Annual Returns

	Partners	S&P 500	Small-Cap	Russell 2000	International	EAFE
Year-to-date	6.65%	3.87%	11.54%	2.37%	1.11%	3.31%
Month	-3.21%	-2.03%	-1.92%	-3.61%	-2.51%	-1.59%
Quarter	-3.74%	-4.76%	-0.44%	-7.60%	-3.67%	-5.69%
One Year	22.33%	19.65%	27.37%	23.92%	18.23%	17.17%
Three Years	2.52%	2.92%	11.17%	5.18%	0.49%	-1.23%
Five Years	1.61%	2.39%	6.80%	4.00%	2.01%	0.95%
Ten Years	4.55%	2.61%	9.11%	6.47%	4.91%	5.69%
15 Years	8.97%	6.67%	11.71%	7.76%	na	na
20 Years	11.14%	8.37%	11.98%	9.43%	na	na
Inception	11.20%	8.76%	10.83%	9.08%	9.54%	4.42%
Inception date	4/8/87		2/21/89		10/26/98
These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit the Advisor’s website, www.southeasternasset.com, for the most recent performance information or www.southeasternasset.com/misc/prospectus.cfm for a current copy of the Funds’ Prospectus and Summary Prospectus, both of which should be read carefully before investing, for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. This material should be preceded or accompanied by a Prospectus.
Portfolio Composition

	Partners	Small-Cap	International
Cash	5.0%	1.7%	4.8%
Short-term cash equivalents	2.5%	7.6%	0.0%

	7.5%	9.3%	4.8%
Common Stock & Options:
Domestic	77.0%	74.1%	11.0%
Foreign	14.1%	17.1%	81.9%
Bonds	1.7%	0.0%	1.1%
Other	-0.3%	-0.5%	1.2%

Total Net Assets	100.0%	100.0%	100.0%

Number of Securities	24	22	22
Most Recent Quarter-End — June 30, 2011

	Partners	Small-Cap	International
Weighted market cap (millions)	$24,563	$3,575	$16,549
Median market cap (millions)	$21,990	$2,858	$9,268
Expense ratio	0.90%	0.92%	1.38%
Portfolio Turnover	7.51%	12.19%	19.28%

2Q11 June 30, 2011

Longleaf Partners
Small-Cap Fund

Closed to New Investors

Governing Principles

We will treat your investment in Longleaf as if it were our own.

We will remain significant investors with you in Longleaf.

We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

We will concentrate our assets in our best ideas.

We will not impose loads, exit fees or 12b-1 charges on mutual fund shareholders.

We will consider closing the Funds to new investors if closing would benefit existing shareholders.

We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

We will continue our efforts to enhance shareholder services.

We will communicate with our investment partners as candidly as possible.

Objective/Policy Statement

The Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.

Philosophy

We invest in equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business values, and sell these stocks when they approach our appraisals. Equities represent ownership in a business which has an intrinsic value based on its free cash flow generation, assets, and liabilities. Equities purchased at far less than intrinsic worth should protect capital from significant loss and appreciate substantially when the market ultimately recognizes corporate value.

Fund Management

Southeastern Asset Management, Inc., a Memphis-based firm with offices in London, Singapore, and Tokyo, manages the Fund. Founded in 1975, the firm has 61 employees and manages $37.5 billion in assets.

Portfolio Managers

- Mason Hawkins, CFA, Southeastern since 1975
- Staley Cates, CFA, Southeastern since 1986

Partnership Investing

Southeastern's employees and related entities are the largest owners across the Longleaf Partners Funds. Employees must use the Longleaf Funds to own public equities unless granted an exception.

Southeastern Asset Management, Inc.® | *Advisor to Longleaf Partners Funds*

Contact Us
(800) 445-9469 • southeasternasset.com

Closed to New Investors

Longleaf Partners Small-Cap Fund

June 30, 2011

Fund Profile

Inception Date	February 21, 1989
Symbol/Cusip	LLSCX/54306920-7
Minimum Investment	$10,000
Net Assets	$3.4 billion
Expense Ratio	0.92%; No loads, 12b-1, exit or performance fees
YTD Turnover	12.2%
Total Holdings	22
Weighted Average Market Cap	$3.6 billion
Net Asset Value	$30.16

Top Ten Holdings

tw telecom *telecommunications provider*	6.8%
Texas Industries *construction materials*	6.8
Service Corp International *funeral home/cemetery operator*	6.1
Fairfax Financial Holdings *property/casualty insurance*	5.7
Dillard's *department store retailer*	5.7
Level(3) Communications *telecommunications network services*	5.3
DineEquity *developer/franchisor of restaurants*	4.6
Wendy's/Arby's *fast food restaurant operator*	4.5
Willis Group *insurance broker*	4.2
Markel Corporation *specialty insurance underwriter*	4.2
TOTAL	**53.9%**

Performance as of 06/30/2011

	Average Annual					Total Return	
	Since Inception	20 Years	Ten Years	Five Years	One Year	YTD	2Q
Small-Cap Fund	**11.0%**	**12.3%**	**9.5%**	**7.3%**	**40.3%**	**13.7%**	**3.7%**
Russell 2000 Index	9.3	9.8	6.3	4.1	37.4	6.2	(1.6)
Inflation + 10%	12.9	12.6	12.4	12.2	13.7	N/A	N/A

Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view www.southeasternasset.com for current performance information and www.southeasternasset.com/misc/prospectus.cfm for a current Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, management fees, expenses, and risks. Fund returns and those of unmanaged Russell 2000 index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. Longleaf, Longleaf Partners Funds and the pine cone are registered trademarks of the Longleaf Partners Funds Trust. *©2011. Southeastern Asset Management, Inc. All rights reserved.*

Portfolio Composition

Equities	88.7%
Cash & Other	11.3
TOTAL	**100.0%**

Sector Composition

Consumer Discretionary	37.4%
Financials	20.2
Telecommunication Services	12.2
Materials	10.3
Health Care	3.4
Consumer Staples	2.8
Information Technology	2.4
Cash & Other	11.3
TOTAL	**100.0%**

Performance (Yearly Returns)

Year	Fund	Index	Year	Fund	Index
2010	22.3%	26.9%	1999	4.1%	21.3%
2009	49.3	27.2	1998	12.7	(2.6)
2008	(43.9)	(33.8)	1997	29.0	22.4
2007	2.8	(1.6)	1996	30.6	16.5
2006	22.3	18.4	1995	18.6	28.5
2005	10.8	4.6	1994	3.7	(1.8)
2004	14.8	18.3	1993	19.8	18.9
2003	43.9	47.3	1992	6.9	18.4
2002	(3.7)	(20.5)	1991#	23.3	46.0
2001	5.5	2.5	1990#	(30.1)	(19.5)
2000	12.8	(3.0)	1989*#	25.5	10.6

** Partial year, initial public offering 02/21/89 – 12/31/89*

 # From public offering through 03/31/91, Fund was managed by a different portfolio manager

June 30, 2011

2Q11

Longleaf Partners International Fund

Governing Principles

We will treat your investment in Longleaf as if it were our own.

We will remain significant investors with you in Longleaf.

We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

We will concentrate our assets in our best ideas.

We will not impose loads, exit fees or 12b-1 charges on mutual fund shareholders.

We will consider closing the Funds to new investors if closing would benefit existing shareholders.

We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

We will continue our efforts to enhance shareholder services.

We will communicate with our investment partners as candidly as possible.

Objective/Policy Statement

The Fund seeks long-term capital growth by investing primarily in a limited number of non-U.S. companies of all sizes believed to be significantly undervalued.

Philosophy

We invest in equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business values, and sell these stocks when they approach our appraisals. Equities represent ownership in a business which has an intrinsic value based on its free cash flow generation, assets, and liabilities. Equities purchased at far less than intrinsic worth should protect capital from significant loss and appreciate substantially when the market ultimately recognizes corporate value.

Fund Management

Southeastern Asset Management, Inc., a Memphis-based firm with offices in London, Singapore, and Tokyo, manages the Fund. Founded in 1975, the firm has 61 employees and manages $37.5 billion in assets.

Portfolio Managers

- Mason Hawkins, CFA, Southeastern since 1975
- Staley Cates, CFA, Southeastern since 1986
- Scott Cobb, Southeastern since 2006
- Ken Siazon, Southeastern since 2006

Partnership Investing

Southeastern's employees and related entities are the largest owners across the Longleaf Partners Funds. Employees must use the Longleaf Funds to own public equities unless granted an exception.

Southeastern Asset Management, Inc.®

Advisor to Longleaf Partners Funds

Contact Us

(800) 445-9469 • southeasternasset.com

Longleaf Partners International Fund

June 30, 2011

Fund Profile

Inception Date	October 26, 1998
Symbol/Cusip	LLINX/54306940-5
Minimum Investment	$10,000
Net Assets	$2.2 billion
Expense Ratio	1.38%; No loads, 12b-1, exit or performance fees
YTD Turnover	19.3%
Total Holdings	24
Weighted Average Market Cap	$16.5 billion
Net Asset Value	$15.91

Top Ten Holdings

ACS Actividades *construction, infrastructure & energy*	10.1%
Fairfax Financial Holdings *property/casualty insurance*	8.0
HRT *oil & gas explorer & producer*	6.2
NKSJ Holdings *non-life insurance*	5.4
Accor *hotels*	5.2
Dell *information technology*	4.9
Cheung Kong *ports, real estate & telecom*	4.6
Willis *insurance broker*	4.5
Carrefour *global retailer*	4.4
Edenred *corporate service vouchers*	4.2
TOTAL	**57.5%**

Performance as of 06/30/2011

	Average Annual				Total Return	
	Since Inception	Ten Years	Five Years	One Year	YTD	2Q
International Fund	**9.8%**	**5.2%**	**2.7%**	**29.7%**	**3.7%**	**0.8%**
MSCI EAFE Index	4.6	5.7	1.5	30.4	5.0	1.6
Inflation + 10%	12.7	12.4	12.2	13.7	N/A	N/A

All returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view www.southeasternasset.com for more current performance information and www.southeasternasset.com/misc/prospectus.cfm for a copy of the current Prospectus and Summary Prospectus, which should be read carefully before investing for a discussion of investment objectives, management fees, expenses, and risks. Prior to 2010, the Fund used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. Longleaf, Longleaf Partners Funds and the pine cone are registered trademarks of the Longleaf Partners Funds Trust. *©2011 Southeastern Asset Management, Inc. All rights reserved.*

Portfolio Composition

Equities & Options	95.9%
Bonds	1.1
Cash & Other	3.0
TOTAL	**100.0%**

Sector Composition

Financials	26.6%
Industrials	21.5
Consumer Discretionary	12.4
Materials	8.9
Consumer Staples	8.5
Energy	6.2
Information Technology	4.9
Health Care	3.8
Telecommunication Services	3.1
Bonds	1.1
Cash & Other	3.0
TOTAL	**100.0%**

Country Composition

Country	Net Assets
Japan	16.6%
France	15.9
Spain	12.6
Brazil	10.4
United States	9.3
Ireland	8.1
Canada	8.0
Hong Kong	4.6
Mexico	3.9
United Kingdom	3.1
Germany	2.6
China	1.1
Netherlands	0.8
Cash & Other	3.0
TOTAL	**100.0%**

Performance (Yearly Returns)

Year	Fund	Index	Year	Fund	Index
2010	13.7%	7.8%	2003	41.5%	38.6%
2009	23.2	31.8	2002	(16.5)	(15.9)
2008	(39.6)	(43.4)	2001	10.5	(21.4)
2007	15.3	11.2	2000	25.9	(14.1)
2006	17.1	26.3	1999	24.4	27.0
2005	12.9	13.5	1998*	9.0	10.9
2004	10.2	20.3			

* Partial year, initial public offering 10/26/98

2Q11

June 30, 2011

Longleaf Partners Fund

Governing Principles

We will treat your investment in Longleaf as if it were our own.

We will remain significant investors with you in Longleaf.

We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

We will concentrate our assets in our best ideas.

We will not impose loads, exit fees or 12b-1 charges on mutual fund shareholders.

We will consider closing the Funds to new investors if closing would benefit existing shareholders.

We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

We will continue our efforts to enhance shareholder services.

We will communicate with our investment partners as candidly as possible.

Objective/Policy Statement

The Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap U.S. companies believed to be significantly undervalued.

Philosophy

We invest in equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business values, and sell these stocks when they approach our appraisals. Equities represent ownership in a business which has an intrinsic value based on its free cash flow generation, assets, and liabilities. Equities purchased at far less than intrinsic worth should protect capital from significant loss and appreciate substantially when the market ultimately recognizes corporate value.

Fund Management

Southeastern Asset Management, Inc., a Memphis-based firm with offices in London, Singapore, and Tokyo, manages the Fund. Founded in 1975, the firm has 61 employees and manages $37.5 billion in assets.

Portfolio Managers

- Mason Hawkins, CFA, Southeastern since 1975
- Staley Cates, CFA, Southeastern since 1986

Partnership Investing

Southeastern's employees and related entities are the largest owners across the Longleaf Partners Funds. Employees must use the Longleaf Funds to own public equities unless granted an exception.

Southeastern
Asset Management, Inc.®

Advisor to Longleaf Partners Funds

Contact Us

(800) 445-9469 • southeasternasset.com

Longleaf Partners Fund

June 30, 2011

Fund Profile

Inception Date	April 8, 1987
Symbol/Cusip	LLPFX/54306910-8
Minimum Investment	$10,000
Net Assets	$9.4 billion
Expense Ratio	.90%; No loads, 12b-1, exit or performance fees
YTD Turnover	7.5%
Total Holdings	24
Weighted Average Market Cap	$24.6 billion
Net Asset Value	$31.14

Top Ten Holdings

Dell *information technology*	8.8%
Chesapeake Energy *natural gas exploration & production*	8.6
DIRECTV *satellite broadcaster*	6.1
Aon Corporation *insurance brokerage & consulting*	5.7
News Corp *media company*	5.3
Yum!Brands *franchisor/owner -Taco Bell, KFC, Pizza Hut*	4.8
Loews *opportunistic diversified holding company*	4.7
Travelers Companies *property/casualty insurance*	4.7
Philips *medical, lighting & electronics*	4.7
Cemex *cement company*	4.6
TOTAL	**58.0%**

Performance as of 06/30/2011

	Average Annual					Total Return	
	Since Inception	20 Years	Ten Years	Five Years	One Year	YTD	2Q
Partners Fund	**11.4%**	**11.5%**	**5.0%**	**1.8%**	**32.0%**	**10.2%**	**1.3%**
S&P 500	8.9	8.7	2.7	2.9	30.7	6.0	0.1
Inflation + 10%	12.9	12.6	12.4	12.2	13.7	N/A	N/A

Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view www.southeasternasset.com for current performance information and www.southeasternasset.com/misc/prospectus.cfm for a current Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, management fees, expenses, and risks. Prior to 2010, the Fund used currency hedging as an investment strategy. Fund returns and those of unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. Longleaf, Longleaf Partners Funds and the pine cone are registered trademarks of the Longleaf Partners Funds Trust. *©2011 . Southeastern Asset Management, Inc. All rights reserved.*

Portfolio Composition

Equities & Options	91.4%
Bonds	1.7
Cash & Other	6.9
TOTAL	**100.0%**

Sector Composition

Financials	24.4%
Consumer Discretionary	24.0
Industrials	9.1
Information Technology	8.8
Energy	8.6
Materials	6.8
Telecommunication Services	6.7
Consumer Staples	4.0
Health Care	0.7
Cash & Other	6.9
TOTAL	**100.0%**

Performance (Yearly Returns)

Year	Fund	Index	Year	Fund	Index
2010	17.9%	15.1%	1998	14.3%	28.6%
2009	53.6	26.5	1997	28.3	33.4
2008	(50.6)	(37.0)	1996	21.0	23.0
2007	(0.4)	5.5	1995	27.5	37.6
2006	21.6	15.8	1994	9.0	1.3
2005	3.6	4.9	1993	22.2	10.1
2004	7.1	10.9	1992	20.5	7.6
2003	34.8	28.7	1991	39.2	30.5
2002	(8.3)	(22.1)	1990	(16.4)	(3.1)
2001	10.3	(11.9)	1989	23.3	31.7
2000	20.6	(9.1)	1988	35.2	16.6
1999	2.2	21.0	1987*	(13.0)	(13.3)

**Partial year, initial public offering 04/08/87*